EXHIBIT 99.1

Centerra Gold to hold Special Meeting on Proposed Plan of Arrangement with Kyrgyzaltyn and the Kyrgyz Republic

TORONTO, June 15, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that it has called a special meeting of shareholders to be held on July 25, 2022 (the “Meeting”).

At the Meeting, Centerra shareholders will be asked to consider and, if deemed advisable, to pass a resolution (the “Arrangement Resolution”) approving the proposed plan of arrangement (the “Plan of Arrangement”) which will give effect to certain aspects of the previously announced global arrangement agreement (the “Arrangement Agreement”) entered into by, among others, Centerra, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic.

Centerra will file a management information circular (“Circular”) and proxy-related materials with securities regulatory authorities in connection with the Meeting in the coming days. The Circular will contain important information relating to the status of the transactions contemplated by the Arrangement Agreement (the “Arrangement”) as well as details about the conduct of, and voting by shareholders at, the Meeting. Centerra shareholders are urged to read and consider the information that will be contained in the Circular in its entirety prior to voting at the Meeting.

Special Meeting on July 25, 2022

The Meeting will be held virtually on July 25, 2022, at 11:00 a.m. (Toronto time) at https://web.lumiagm.com/422352408. Centerra has fixed the close of business on June 27, 2022 as the record date for determining Centerra shareholders entitled to receive notice of and to vote at the Meeting. The deadline for receipt of proxies for the Meeting is 11:00 a.m. (Toronto time) on July 21, 2022, or if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time when the adjourned or postponed Meeting is reconvened or convened, as applicable.

How to Vote

All Centerra shareholders are encouraged to vote at the Meeting online or by proxy. Details on how to vote and how to participate in the Meeting via the live webcast will be contained in the Circular.

In order for Centerra to implement the Arrangement, the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast at the Meeting by Centerra shareholders, and (ii) a majority of the votes cast by Centerra shareholders, excluding the votes of any Centerra shareholders, such as Kyrgyzaltyn, required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (i.e. minority approval), in each case present virtually or represented by proxy at the Meeting.

Recommendation of the Special Committee and the Board of Directors Regarding the Arrangement Resolution

The Arrangement has been approved by the Board of Directors of Centerra, following the recommendation of a Special Committee of independent directors of Centerra. The Centerra Board of Directors recommends that Centerra shareholders vote in favour of the Arrangement Resolution at the Meeting.

There can be no assurance that the conditions precedent to the Arrangement will be satisfied in a timely manner or at all, and accordingly, that the Arrangement will close.

Shareholder Questions and Assistance

Centerra shareholders may contact Morrow Sodali, Centerra’s proxy solicitation agent, for questions and assistance in voting their Centerra common shares at the Meeting:

Morrow Sodali
North America Toll Free: 1.888.999.2944
Collect Calls Outside North America: 1.289.695.3075
Email: assistance@morrowsodali.com

The Circular and proxy-related materials will be available on Centerra’s website at www.centerragold.com and under Centerra’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Circular and proxy-related materials will also be mailed to Centerra shareholders.

Extension of Annual Meeting Deadline

In light of the pending Arrangement, Centerra has been granted an extension by the Toronto Stock Exchange to hold its annual meeting of shareholders no later than August 31, 2022. Centerra will provide further details regarding its annual meeting at a later date.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “contemplate”, “may”, “will”, “schedule” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the expected timing of the Meeting and matters related thereto; the filing with securities regulatory authorities and mailing to Centerra shareholders of the Circular and proxy-related materials; and the satisfaction of the conditions precedent to the Arrangement and completion of the Arrangement.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: risks that Centerra shareholders or the Ontario court do not approve the Plan of Arrangement; risks that any of the conditions precedent to the Arrangement will not be satisfied in a timely manner or at all; the impact of any actions taken by the Kyrgyz Government, or any of its instrumentalities, or Kyrgyzaltyn prior to the completion of the Arrangement; the failure of the Kyrgyz Government or Kyrgyzaltyn to comply with their obligations under the Arrangement Agreement; the Kyrgyz Government taking further steps to nationalize or expropriate the Kumtor Mine prior to the completion of the Arrangement; political and regulatory risks in the Kyrgyz Republic; resource nationalism; the impact of changes in, or more aggressive enforcement of, laws, regulations and government practices; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic and possible conflicts of interest related thereto; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor Mine. For additional risk factors, please see the section titled “Risk Factors” in the Company’s most recently filed Annual Information Form and in the Circular, each of which is available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown, could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained or referred to herein. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information contained herein is given as of the date of this press release. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While Centerra still owns the Kumtor Mine in the Kyrgyz Republic, it is no longer under Centerra’s control. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

Additional information

Additional information on Centerra is available on the Centerra’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

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